S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 6, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 6, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX is pleased to announce the appointment of Malcolm Fraser of Vancouver, British Columbia as an additional director to the Board of the Company.  Mr. Fraser has over 50 years experience in all aspects of mineral exploration, production, concentrates marketing, product sales, and project evaluation for non-ferrous, ferrous and precious metals, industrial minerals, energy and other natural resource products, including over 20 years experience as a senior officer and/or director of Canadian public companies in the minerals and energy sectors and over 10 years practice in all aspects of mining, energy and commercial law, both domestically and internationally.  He holds degrees from Queen’s University (B.Sc. (Geol. Eng.)), Harvard (M.A. (Econ. Geology)), and Osgoode Hall Law School in Toronto (L.L.B.).

Stock Option Granted - Pursuant to the appointment as director, the Company has granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share for a ten-year term.

Item 5:

Full Description of Material Change

SAMEX is pleased to announce the appointment of Malcolm Fraser of Vancouver, British Columbia as an additional director to the Board of the Company.  Mr. Fraser has over 50 years experience in all aspects of mineral exploration, production, concentrates marketing, product sales, and project evaluation for non-ferrous, ferrous and precious metals, industrial minerals, energy and other natural resource products, including over 20 years experience as a senior officer and/or director of Canadian public companies in the minerals and energy sectors and over 10 years practice in all aspects of mining, energy and commercial law, both domestically and internationally.  He holds degrees from Queen’s University (B.Sc. (Geol. Eng.)), Harvard (M.A. (Econ. Geology)), and Osgoode Hall Law School in Toronto (L.L.B.).

Stock Option Granted - Pursuant to the appointment as director, the Company has granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share for a ten-year term.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 6th day of January, 2011.

“Larry D. McLean”

Director